Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-218209

May 24, 2017

QuintilesIMS Announces Launch of Secondary Public Offering,

Repurchase of Common Stock and Increase in Share Buyback Authorization

Danbury, Conn. & Research Triangle Park, NC, May 24, 2017 – Quintiles IMS Holdings, Inc. (“QuintilesIMS”) (NYSE: Q) announced today the launch of an underwritten, secondary public offering of 10,571,003 shares of its common stock by certain of its existing stockholders, including affiliates of TPG Global, LLC, CPP Investment Board Private Holdings, Inc., investment funds associated with Bain Capital Investors, LLC, Leonard Green & Partners, L.P., and Dr. Dennis B. Gillings, CBE and certain of his affiliates (the “Selling Stockholders”), of which QuintilesIMS intends to repurchase from the underwriter a number of shares having an aggregate value of approximately $300 million (the “Repurchase”). On May 24, 2017, the Company’s post-merger share repurchase authorization was increased by $1.0 billion to a total of $3.5 billion, with approximately $850 million authorization remaining following the contemplated Repurchase.

QuintilesIMS is not offering any stock in this transaction and will not receive any proceeds from the sale of the shares by the Selling Stockholders in the offering. QuintilesIMS’s per-share purchase price for the repurchased shares will be the same as the per-share purchase price payable by the underwriter to the Selling Stockholders. QuintilesIMS expects to fund the share repurchase with cash on hand and borrowings from its revolving credit facility. The repurchase is subject to completion of the offering.

Morgan Stanley is acting as the sole underwriter of the offering. Morgan Stanley proposes to offer the shares of QuintilesIMS common stock from time to time in one or more transactions on the New York Stock Exchange, in the over-the-counter market or through negotiated transactions at market prices or at negotiated prices.

An automatic shelf registration statement (including a prospectus) relating to the offering of common stock was filed with the Securities and Exchange Commission (“SEC”) on May 24, 2017 and became effective upon filing. Before you invest, you should read the registration statement, prospectus and other documents QuintilesIMS has made available with the SEC for information about QuintilesIMS and the offering. You may obtain these documents free of charge by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the prospectus and accompanying prospectus supplement, when available, may be obtained from: Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About QuintilesIMS

QuintilesIMS (NYSE: Q) is a leading integrated information and technology-enabled healthcare service provider worldwide, dedicated to helping its clients improve their clinical, scientific and commercial results. Formed through the merger of Quintiles Transnational Holdings Inc. and IMS Health Holdings, Inc., QuintilesIMS’s approximately 50,000 employees conduct operations in more than 100 countries. Companies seeking to improve real-world patient outcomes through treatment innovations, care provision and access can leverage QuintilesIMS’s broad range of healthcare information, technology and service solutions to drive new insights and approaches. QuintilesIMS provides solutions that span clinical to commercial, bringing customers a unique opportunity to realize the full potential of innovations and advanced healthcare outcomes.

Contact:

QuintilesIMS

Media Relations:

Tor Constantino, +1-484-567-6732

tor.constantino@quintilesims.com

or

Investor Relations:

Andrew Markwick, +1-973-257-7144

andrew.markwick@quintilesims.com